                                 EXHIBIT 15.(a)

                         ROBERTSON STEPHENS INVESTMENT TRUST
                                       CLASS A
                                  DISTRIBUTION PLAN


    This Plan (the "Plan") constitutes the Distribution Plan for the Class A shares of the various portfolio series (each a "Fund" and collectively the "Funds") of Robertson Stephens Investment Trust, a Massachusetts business trust (the "Trust"), adopted pursuant to the provisions of Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"). During the effective term of this Plan, the Trust may incur expenses primarily intended to result in the sale of its Class A shares upon the terms and conditions hereinafter set forth:

    SECTION 1. The Trust shall pay to the distributor of its shares (the "Distributor") a monthly fee at an annual rate not to exceed the percentage set forth on Schedule A hereto of the average net asset value of the Class A shares of the Funds, as determined at the close of each business day during the month, to compensate the Distributor for services provided and expenses incurred by it in connection with the offering of Class A shares, which may include, without limitation, payments by the Distributor to investment dealers or other persons with respect to Class A shares. Such fees shall be payable for each month within 15 days after the close of such month. A majority of the Qualified Trustees, as defined below, may, from time to time, reduce the amount of any such payments, or may suspend the operation of the Plan for such period or periods of time as they may determine.

    SECTION 2. To the extent any payments by the Fund are deemed to be payments for the financing of any activity primarily intended to result in the sale of Class A shares of the Fund within the context of the Rule, then such payments shall be deemed to have been made pursuant to the Plan. The costs and activities, the payment of which are intended to be within the scope of the Plan pursuant to this Section, shall include, but shall not be limited to, costs of payments, including incentive compensation, made to the employees of, agents for, and consultants to the Distributor or any other broker-dealers that engage in the distribution of a Fund's shares; payments made to, and expenses of, persons who provide support services in connection with the distribution of a Fund's shares, including without limitation personnel, office space and equipment, telephone facilities, processing shareholder transactions, and any other shareholder transactions; costs relating to the formulation and implementation of marketing and promotional activities, including without limitation direct mail promotions and television, radio, newspaper, magazine, and other mass media advertising; costs of printing and distributing prospectuses, statements of additional information, and reports of the Funds to prospective shareholders of a Fund; costs of preparing, printing, and distributing sales literature pertaining to a Fund; and costs involved in obtaining information, analyses, and reports with respect to marketing and promotional activities.

    SECTION 3.  This Plan shall not take effect with respect to a Fund until:

    (a) it has been approved by a vote of a majority of the outstanding Class A shares of the Fund, if required under the Rule;

    (b) it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the Trust, and
         (ii) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement; and

    (C) the Fund has received the proceeds of the initial public offering of its Class A shares.

    SECTION 4. This Plan shall continue in effect with respect to a Fund for a period of more than one year after it takes effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3(b).

    SECTION 5. The Distributor shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

    SECTION 6. This Plan may be terminated with respect to a Fund at any time by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding Class A shares of the Fund.

    SECTION 7. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

    (a) that such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class A shares of the Fund, on not more than 60 days written notice to any other party to the agreement; and

    (b) that such agreement shall terminate automatically in the event of its assignment.

    SECTION 8. This Plan may not be amended to increase materially the amount of distribution expenses with respect to a Fund permitted pursuant to Section 1 hereof without the approval of a majority of the outstanding Class A shares of the Fund, and all material amendments to this Plan with respect to a Fund shall be approved in the manner provided for approval of this Plan in Section 3(b).

    SECTION 9. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the term "majority of the outstanding Class A shares of the Fund" means the affirmative vote, at a duly called and held meeting of Class A shareholders of the relevant Fund, (i) of the holders of 67% or more of the Class A shares of such Fund present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class A shares of such Fund entitled to vote at such meeting are present in person or by proxy, or (ii) of the holders of more than 50% of the outstanding Class A shares of such Fund entitled to vote at such meeting, whichever is less, and (c) the terms "assignment" and "interested person" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

    SECTION 10. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant Fund.

September 30, 1997.

                                      SCHEDULE A


                        Contrarian Fund -- 0.75%
                        Developing Countries Fund -- 0.50%
                        All other Funds -- 0.25%